October 1, 2024

Thomas Bushey
Chief Executive Officer
Newbury Street II Acquisition Corp
121 High Street, Floor 3
Boston, MA 02110

       Re: Newbury Street II Acquisition Corp
           Amendment No.1 to Registration Statement on Form S-1
           Filed on September 19, 2024
           File No. 333-281456
Dear Thomas Bushey:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We acknowledge your revisions in response to prior comment 4. On the cover page where you discuss non-managing sponsor membership interests and the 3,235,936 founder shares and 404,500 private placement units they represent, please clarify whether these founder shares and private placement units would be either in addition to or included within the 6,118,000 founder shares and 450,000 private placement units held or to be purchased by the sponsor.

Sponsor Information, page 11

2. In the table of compensation and securities issued or to be issued, please include the private placement equivalent units that may be issued to the sponsor upon conversion of
 October 1, 2024
Page 2

       up to $1,500,000 of working capital loans at a price of $10.00 per unit. Please also include this disclosure on the cover page, as required by Items 1602(a)(3) and 1602(b)(6) of
       Regulation S-K.
3. We note your response to prior comment 8. Please include the disclosure regarding the lockup under the letter agreement with BTIG in the table, here and in the table on page
       114.
4. We acknowledge your revisions in response to prior comment 10. Please revise the tables on pages 12 and 114 to clarify the material terms of the exception to transfer restrictions under the sponsor's operating agreement, referred to in clause (iv) in the tables. Please also include disclosure on pages 12 and 114 that there are no limitations or restrictions on the terms or types of transfers that can be approved by the manager of our sponsor in the sponsor's operating agreement, as you have stated on page 153.
Summary of Risk Factors, page 42

5. Please revise your summary of risk factors to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you would not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 151 of your prospectus. Risks Relating to our Sponsor and Management Team, page 64

6. We note your disclosure on page 12 and elsewhere that in order to facilitate the initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer, or exchange founder shares, private placement units or any of its other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Dilution, page 99

7. We note that one of your calculation assumptions is that "no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that [you] may seek in connection with an initial business combination." Please expand your disclosure to highlight that notwithstanding this assumption, you may need to issue such securities, as you intend to target an initial business combination with a target company whose enterprise value is greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 105 of your prospectus.
Proposed Business, page 109

8. We acknowledge your revisions in response to prior comment 17. Please explain how the type of transaction you would target will be substantially different than what your sponsor, directors, and officers would target.
 October 1, 2024
Page 3
Principal Shareholders
Transfers of Founder Shares and Private Placement Warrants, page 152

9. We note your response and revisions to prior comment 19. As requested in the comment, please revise this and similar disclosures throughout the prospectus such as on pages 12 and 114, to clarify, if true, that restrictions on the transfer of membership interests would also apply to any non-management sponsor interests.
Exhibits

10.    Please revise the Investment Management Trust Agreement filed as Exhibit
10.3 to
       reconcile the amount to be deposited with the amount disclosed in the prospectus.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Wei Wang